ALPHA BANK





Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, April 20, 2005
Our reference No.13.1.47

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399



SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS A.I. BILIONI

ENCLOSURES: (1)

Secretariat Division
40 Stadiou Street
GR-102 52 Athens


ATHENS 2004

ALPHA BANK

Press Release



ORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF ALPHA BANK ON APRIL 19, 2005

EURO 0.72 DIVIDEND PER SHARE PAYABLE ON MAY 5, 2005
2:10 SHARES GRATIS

RECONDUCTION OF SHARE BUY-BACK SCHEME

STATEMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS, Mr. YANNIS S. COSTOPOULOS

At the Ordinary General Meeting of the Shareholders of Alpha Bank, which took place today, the Chairman of the Board of Directors Mr. Yannis S. Costopoulos stated that 2004 was an especially significant and productive year during which the country was at the centre of world attention because of the hosting of the Olympic Games. The Bank, as Grand National Sponsor and Official Bank of the Games had the privilege to participate in the preparation and the holding of the Games and to associate itself, from the beginning, with their course and image. The sponsorship was a highly successful initiative which reinforced the Bank's image in Greece and abroad.

Because of the Olympic Games, we naturally did not celebrate, last year, the 125th anniversary of the beginning of commercial activities by John F. Costopoulos which later gave birth to the Credit Bank and the 165th anniversary since the establishment in Corfu of the Ionian Bank. For this reason, we have postponed to this year the promotion of the double anniversary.

In 2004, operating profits of the Alpha Bank Group were maintained at a high level, based on the increase of purely banking revenues. Basic indicators show the upward course, activities of all Group companies posted good growth, the reputation drawn from our presence in Greece and abroad reflects upon our activities, our clients and our results.

Growth and profitability were maintained taking to advantage all competitive possibilities for realisation of high recurring income and simultaneously restricting operating costs.

At the same time results were further enhanced through reengineering while Group activities dynamically expanded within Greece and abroad.

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr


ATHENS 2004
OFFICIAL
BANK

The increase in revenues in all sectors is the result of new innovative and highly competitive products which create strong, trustful relationships with clients and strengthen the image of the Group.

In 2004, the Group's capital adequacy remained at a high level: 8.9% for the Upper Tier I capital ratio, 10.1% for the Tier I capital ratio and 14% for the overall capital ratio.

The profitability posted during the year led to return on equity rising to 18.3% despite the significant reinforcement of the capital base.

During 2004, efforts to restructure the Group were continued at the group company level. This policy aims at concentrating key activities of the financial sector under the complete control of the Bank and reengineering the organisational structure accompanied by a reduction in operational costs.
Indicatively one may state:

- The merger of eight companies with a similar object from various sectors of financial services.
- The buyout of minority shareholdings in subsidiaries in Greece, Romania and Cyprus. One should specifically mention the buyout of minority shareholders of Alpha Leasing which was particularly successful after the public offer made by the Bank which was widely accepted by the shareholders. One should also state the buyout of the minority shareholders of the Alpha Insurance Company.
- The sale of IT activities of Delta Singular as well as the absorption of Alpha Investments and the liquidation of its portfolio.
- The sale of a great number of minority shareholdings of the Bank.

Today the structure of the Group is more rational and activities are concentrated on banking and financial services.

The Group is significantly expanding abroad where it has been active for more than ten years. International activities cover countries of Southeastern Europe, i.e. Albania, Bulgaria, Cyprus, FYROM, Romania and Serbia. These countries have a high growth potential, medium investment risk and for certain, the prospect of joining the European Union. Within this business environment which is constantly improving, our priority is to take advantage of opportunities to finance Greek and domestic business units. Naturally, there is a serious interest to further develop banking services to private individuals, whose income levels and demand for banking services are improving rapidly in those countries.

In Romania where domestic and Greek business interests are expanding rapidly and opportunities for retail banking are becoming all the more attractive as incomes increase, we have already celebrated ten years of successful presence. Within the next three years we are planning to open 30 new Branches so that the network of Alpha Bank Romania will have 50 Branches and its total assets will have doubled with a corresponding increase in market share.

The expansion plans in the area are further reinforced with the recent acquisition of Jubanka, which is expected to contribute to the increase in profits from activities in the wider area. The presence of Jubanka in the Serbian market, the extensive Branch network and the strong client base in conjunction with the know-how and systems of Alpha Bank will effectively help the penetration in the promising Serbian market.

On December 31, 2004 the Group's network abroad numbered 70 Branches and the Group's employees were more than 1,500. After the acquisition of Jubanka and the forthcoming expansions in Romania and Bulgaria, the Branches abroad will amount to 200 and the employed Personnel approximately 3,000.

Profits before tax attributed to the international Network more than doubled during 2004 and the return on regulatory capital amounted to 28% as against 16% in 2003. This result reflects the great increase in activities and containing of cost due to the continuous restructuring of back-office activities being harmonised with the systems applied in Greece. Loans are increasing at a rate of 20%, thus the implementation of our strategy for faster penetration through organic growth and/or acquisitions is being fully carried out.

In 2004, the Group's net profits after tax and minority rights grew by 45% and amounted to Euro 412 million as against Euro 284 million in 2003, as a result, mainly, of the continuous reinforcement in net interest income. This is due to the restructuring of the loans' portfolio to more profitable types of loans such as loans to private individuals and small firms, as well as to the strict application of the programme for operational cost containment.

Non-interest revenue was supported by the significant growth of approximately 19% of revenue from commissions which greatly exceeded the budgeted growth rate. Revenue from loans was significant posting an increase of 29% and revenue from fees for banking services which increased by 18% as well as revenue from commissions on brokerage services which increased by 58%.

Profits before tax from Network activities increased by 54% and are mainly derived from the continuous high rate credit expansion to private individuals and small firms by 30% and 13% respectively. Our interest is focused on the systematic development of Network activities in the Retail Banking sector.

Total customer funds, including deposits, repos, mutual funds, bonds and private banking, increased by 6%, while balances of Sight deposits and Savings accounts increased by 7% on an annual base.

Focusing on consumer credit growth is already bringing satisfactory results in relation to consumer loans and credit cards. The reinforcement of the Bank's position in the consumer credit sector was based simultaneously on the development of innovative products and the Olympic Sponsorship, which strengthened the Bank's reputation in the market, increasing the demand of its products.

Total loans in Greece increased by 16%, due to the increase in housing loans by 26% and in consumer loans by 46%. One should note that the figures in financing to private individuals, i.e. housing and consumer loans, improved significantly during the last quarter of 2004, posting an increase of 63% as against the third quarter.

The Bank has the greatest and the best quality business loans portfolio in Greece. Loans to small enterprises posted a dynamic increase of 13% and continue to constitute a market sector in which the Bank holds a leading position.
Along with leasing and factoring, total loans of this category in Greece increased by 15%.

The loans' portfolio quality ratios continued, in 2004, to reflect the prudent credit policy followed by the Bank, as well as the development of modern systems for evaluating and monitoring credit risk.

Non-serviced loans for over 90 days represent approximately 3% of total loans, with general provisions covering 100% of uncovered loans, while doubtful loans which amount to 2.4% of total loans are fully covered by special provisions.

Corporate banking operates as a service centre for clients with complex financial needs which demand specialised solutions. Loans in Greece increased by approximately 7% in 2004, taking advantage of the possibilities offered by a stable client base of high credit worthiness. This result doesn't reflect the real increase in activities given that the part of the portfolio concerning shipping is generally expressed in US Dollars. Thus, while it posted an increase of 13%, balances in Euro reflect a decrease.

Asset management which includes private banking, mutual funds and institutional investors´ fund management posted pre-tax increased profits of 5% in relation to 2003. This result is mainly due to revenues from commissions on mutual funds. Among specific categories of mutual funds the growth of the bond mutual fund by 75% was impressive and provided our clients with the highest return of the market. Additionally, assets of the equity funds represent 25% of the total, which places Alpha Bank in first position in the market. Money market mutual funds posted a 39% increase in assets. Funds managed for private banking clients also grew by 34%.

Activities in Investment Banking and Treasury posted profits before tax decreased by approximately 6% as against 2003. Investment banking activities were rather hypotonical because no important listings on the Athens Exchange or privatisations were conducted.

Finally, the Group's Treasury, which offers high quality services, effectively supported the increase in total assets and reinforced our presence in the international bonds´ and syndicated loans´ market.

The General Meeting elected the new Board of Directors due to the retirement of Mr. Xenophon Kantonias, Mr. Anastassios Averoff, Mr. John Goumas and Mr. Constantine Kyriacopoulos, in accordance to corporate government rules adopted by the Board of Directors since 1995.

The new Board of Directors´ composition after the General Meeting is as follows:

EXECUTIVE MEMBERS
Executive Chairman, Mr. Yannis S. Costopoulos
Managing Director, Mr. Demetrios P. Mantzounis
Executive Directors, the General Managers Mr. Marinos S. Yannopoulos, Mr. Spyros N. Filaretos and Mr. Artemis Ch. Theodoridis.

NON - EXECUTIVE MEMBERS
Vice Chairman, Mr. A.L. Canellopoulos
Members, Mr. G.E. Agouridis, Ms. S.G. Eleftheroudaki, Mr. P.G. Karakostas, Mr. I.K. Lyras, Mr. N.I. Manessis and Mr. M.G. Tanes.

NON – EXECUTIVE INDEPENDENT MEMBERS
Mr. P.A. Apostolides and Mr. Th.M. Veremis.

The General Meeting approved the distribution of Euro 0.72 dividend per share, increased by 44% as against the readjusted dividend of Euro 0.50 of the previous year, which will be credited on May 5, 2005.

It also approved:

- the issue of gratis shares at a rate of 2:10 and
- the reconduction of the share buy-back scheme

Finally, the approval of a stock option scheme in favour of executive members of the Board of Directors and managerial executives of the Bank and the Group, was postponed, due to lack of quorum, for the First General Meeting of Shareholders to decide upon postponed items from the Ordinary General Meeting, which will be held on Thursday, May 5, 2005.

Athens, April 19, 2005